EXHIBIT 99.2

RENASANT CORPORATION

2011 LONG-TERM INCENTIVE COMPENSATION PLAN

RENASANT CORPORATION

2011 LONG TERM INCENTIVE COMPENSATION PLAN

i

RENASANT CORPORATION

2011 LONG-TERM INCENTIVE COMPENSATION PLAN

Renasant Corporation, a corporation organized and existing under the laws of the State of Mississippi (the “Company”), hereby establishes the 2011 Long-Term Incentive Compensation Plan to provide flexibility to the Company in connection with its compensation practices and to attract, retain and motivate officers, executives and other key employees through the grant or award of equity and compensation (the “Plan”).

1.	PRIOR PLAN:

This Plan is intended to replace the Company’s 2001 Long-Term Incentive Compensation Plan (the “Prior Plan”). As of October 8, 2011 (the “Expiration Date”), the Prior Plan shall expire in accordance with its terms, and no further grants or awards shall be made thereunder. Grants and awards made under the Prior Plan as of such date shall remain outstanding and in effect until exercised, matured, expired or otherwise forfeited in accordance with their terms.

2.	DEFINITIONS:

2.1 Affiliate means an entity in which the Company owns, directly or indirectly, at least 50% of the combined voting power of the entity’s outstanding voting securities, including Renasant Bank (the “Bank”).

2.2 Board or Board of Directors means the Board of Directors of the Company.

2.3 Cause, unless otherwise defined in an employment, severance or similar agreement between a Participant and the Company or an Affiliate, means that a Participant has:

a.	Committed an intentional act of fraud, embezzlement or theft in the course of employment or otherwise engaged in any intentional misconduct which is materially injurious to the Company’s or an Affiliate’s financial condition or business reputation;

b.	Committed intentional damage to the property of the Company or an Affiliate or committed intentional wrongful disclosure of confidential information materially injurious to the Company’s or an Affiliate’s financial condition;

c.	Been indicted for the commission of a felony or a crime involving moral turpitude;

d.	Willfully and substantially refused to perform the essential duties of his or her position, which has not been cured within 30 days following written notice by the Company;

e.	Intentionally, recklessly, or negligently violated any material provision of any code of ethics, code of conduct or equivalent code or policy of the Company or its Affiliates applicable to him or her; or

f.	Intentionally, recklessly, or negligently violated any material provision of the Sarbanes-Oxley Act of 2002 or any of the rules adopted by the Securities and Exchange Commission implementing any such provision.

The Committee, in its discretion, shall determine whether any Separation From Service is on account of Cause; provided that no act or failure to act on the part of a Participant will be deemed “intentional” if it was due primarily to an error in judgment, but will be deemed “intentional” only if done or omitted to be done by a Participant not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company or an Affiliate.

2.4 Change in Control, unless otherwise defined in an employment, severance or similar agreement between the Company or an Affiliate and a Participant, means and shall be deemed to occur upon a Change in Equity Ownership, a Change in Effective Control, a Change in the Ownership of Assets or a Change by Merger. For this purpose:

a.	A “Change in Equity Ownership” means that a person or group acquires, directly or indirectly in accordance with Code Section 318, more than 50% of the aggregate fair market value or voting power of the capital stock of the Company, including for this purpose capital stock previously acquired by such person or group; provided, however, that a Change in Equity Ownership shall not be deemed to occur hereunder if, at the time of any such acquisition, such person or group owns more than 50% of the aggregate fair market value or voting power of the Company’s capital stock.

b.	A “Change in Effective Control” means that (i) a person or group acquires or has acquired during the immediately preceding 12-month period ending on the date of the most recent acquisition by such person or group, directly or indirectly in accordance with Code Section 318, ownership of the capital stock of the Company possessing 35% or more of the total voting power of the Company, or (ii) a majority of the members of the Board of Directors of the Company is replaced during any 12-month period, whether by appointment or election, without endorsement by a majority of the members of the Board prior to the date of such appointment or election.

c.	A “Change in the Ownership of Assets” means that any person or group acquires, or has acquired in a series of transactions during the immediately preceding 12-month period ending on the date of the most recent acquisition, all or substantially all of the assets of the Company.

d.	A “Change by Merger” means that the Company shall consummate a merger or consolidation or similar transaction with another corporation or entity, unless as a result of such transaction, more than 50% of the then outstanding voting securities of the surviving or resulting corporation or entity shall be owned in the aggregate by the former shareholders of the Company and the voting securities of the surviving or resulting corporation or entity are owned in substantially the same proportion as the common stock of the Company was beneficially owned before such transaction.

2.5 Code means the Internal Revenue Code of 1986, as amended.

2.6 Committee means the persons appointed in accordance with the provisions of Section 5.1 hereof to administer this Plan.

2.7 Common Stock means $5.00 par value Common Stock issued by the Company.

2.8 Disability means that a Participant, by reason of a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months (a) has been receiving income replacement benefits for a period of not less than three months under a separate long-term disability plan or policy maintained by the Company or an Affiliate, or (b) is unable to engage in any substantial gainful employment as determined by the Committee.

2.9 Employee means a common law employee of the Company and/or its Affiliates, including officers and directors, determined in accordance with the Company’s standard personnel policies and practices, but excluding individuals who are classified by the Company as leased or otherwise employed by a third party, independent contractors or intermittent or temporary employees, even if any such classification is modified by audit, administrative proceeding, litigation or otherwise.

2.10 Exchange Act means the Securities Exchange Act of 1934, as amended, including any rule, regulation or interpretation promulgated thereunder.

2.11. Exercise Price means the per share price at which an Option may be exercised.

2.12 Fair Market Value means the closing sales price of a share of Common Stock as reported on The NASDAQ Global Select Market Composite Transactions on the date as of which value is being determined hereunder or, if no sales occurred on such date, the immediately preceding date on which there were such sales. If Common Stock shall cease to be reported or otherwise actively traded on an established market, the Committee shall designate an alternative method of determining value consistent with generally accepted valuation principles and methods.

2.13 Grant Date means the date on which an Option is granted hereunder.

2.14 Incentive means a right to purchase or receive shares of Common Stock in accordance with the terms of this Plan. An Incentive may be granted or awarded in the form of Options, Restricted Stock or a combination thereof.

2.15 Incentive Agreement means a written agreement between the Company and a Participant evidencing the grant or award of an Incentive hereunder.

2.16 Incentive Stock Option or ISO means an Option that meets the requirements of Code Section 422 and is granted in accordance with Section 6.2 hereof.

2.17 Non-Qualified Option means an Option that is granted in accordance with the terms of Section 6.1 hereof and is not intended to be an ISO.

2.18 Option means an Incentive Stock Option or a Non-Qualified Option.

2.19 Participant means an Employee who is granted or awarded an Incentive under this Plan.

2.20 Performance Cycle means the period designated by the Committee during which designated Performance Objectives shall be obtained.

2.21 Performance Objectives means the criteria designated by the Committee to be achieved during a designated Performance Cycle, as more fully set forth in Section 8 hereof.

2.22 Plan means this 2011 Long-Term Incentive Compensation Plan, as the same may be modified, amended or restated from time to time.

2.23 Restricted Stock means an award of Common Stock subject to restrictions on transfer or forfeiture conditions made in accordance with Section 7 hereof.

2.24 Retirement or Retire means, unless otherwise defined in an Incentive Agreement, a Participant’s Separation from Service on or after the attainment of age 55 and completion of ten years of service, other than on account of Cause.

2.25 Separation Date or Separation From Service or words of similar import means the later of the date on which (a) a Participant’s employment with the Company and its Affiliates ceases, or (b) the Company and such Participant reasonably anticipate that he or she will perform no further services for the Company and its Affiliates, whether as a common law employee or independent contractor. Notwithstanding the foregoing, a Participant may be deemed to have Separated From Service if he or she continues to provide services to the Company or an Affiliate after a separation event or other change in status, whether as an employee or an independent contractor, provided such continuing services are not more than 20% of the average level of services performed by such Participant during the 36-month period immediately preceding such separation event or change.

3.	ADOPTION; RESERVATION OF SHARES; OTHER LIMITATIONS:

3.1 Adoption and Effective Date. This Plan shall be effective upon its approval by a majority of the Company’s shareholders in accordance with applicable law (the “Effective Date”).

3.2 Duration. This Plan shall commence on its Effective Date and shall remain in effect until all Incentives have been satisfied by the issuance of shares of Common Stock or have expired or have otherwise terminated or forfeited and all restrictions or Performance Objectives imposed on shares of Common Stock have been satisfied or lapsed. In no event shall Incentives be granted or awarded hereunder more than ten years after the Effective Date.

3.3 Number and Type of Shares. Subject to adjustment as provided herein, the number of shares of Common Stock that shall be available for issuance under the Plan shall not exceed an aggregate of 737,600 shares, consisting of 600,000 shares newly-reserved hereunder and a maximum of 137,600 shares previously reserved for issuance under the Prior Plan, but not issued or reserved for issuance as of its Expiration Date. Common Stock issued in connection with the grant or award of an Incentive may be authorized and unissued shares, issued shares held as treasury shares or shares acquired on the open market or through private purchase.

3.4 Calculation of Available Shares. The number of shares available for grant, award, transfer or issuance under the Plan shall be reduced by the number of shares actually granted, awarded, transferred or issued hereunder; provided that the number of available shares shall be increased:

a.	By the number of shares of Common Stock covered by Incentives that expire, are forfeited, lapse or are otherwise cancelled; and

b.	By the number of shares of Common Stock tendered to or withheld by the Company in satisfaction of the Exercise Price of an Option or to satisfy a tax withholding obligation.

3.5 Adjustment. Upon the consummation of a merger, consolidation or reorganization of the Company with another entity there shall be substituted for each of the shares of Common Stock then subject to the Plan the number and kind of shares of stock or other securities to which the holders of Common Stock are entitled in such transaction. In the event of any recapitalization, stock dividend, stock split or reverse stock split, combination of shares or other change in the number of shares of Common Stock then outstanding for which the Company does not receive consideration, the number of shares of Common Stock then subject to the Plan shall be adjusted in proportion to the change in outstanding shares of Common Stock resulting from such reorganization, dividend or split. In the event of any such substitution or adjustment, the Exercise Price of any Option, the Performance Objectives applicable to any Incentive, and the number of shares of Common Stock issuable pursuant to any Incentive shall be adjusted to the extent necessary to prevent the dilution or enlargement thereof.

3.6 Additional Limitations. Notwithstanding any provision of the Plan to the contrary:

a.	The aggregate number of shares of Common Stock that may be covered by Options granted in the form of ISOs shall be 400,000; to the extent required under Code Section 422, such amount shall not be increased as a result of any change in available shares on account of Section 3.4 hereof;

b.	The maximum number of shares of Common Stock covered by Options granted to an individual during any calendar year shall not exceed an aggregate of 150,000 shares, which amount shall not be increased as a result of any change in available shares on account of Section 3.4 hereof; and

c.	The maximum number of shares of Common Stock that may be awarded to an individual during any calendar year in the form of Restricted Stock shall not exceed an aggregate of 75,000 shares, which amount shall not be increased as a result of any change in the available shares on account of Section 3.4 hereof.

4.	PARTICIPATION:

Employees of the Company and its Affiliates shall be eligible to receive Incentives under this Plan, when designated by the Committee. Employees may be designated for participation hereunder individually or by groups or categories, in the discretion of the Committee.

5.	ADMINISTRATION:

5.1 Composition of the Committee. The Plan shall be administered by a committee appointed by the Board of Directors consisting of not less than two persons who shall serve until their resignation or removal and who shall ordinarily be the Compensation Committee of the Board; provided, however, that the Board may act in lieu of the Committee as to any matter hereunder and any grant or award of an incentive by the Committee may be made subject to ratification or approval by the Board. When so acting, the Board shall function as the Committee and possess all power and authority granted to the Committee hereunder.

5.2 Power and Authority of the Committee. In addition to the power and authority set forth elsewhere in this Plan, the Committee shall have the discretionary power and authority to: (a) designate Employees as Participants hereunder; (b) grant or award Incentives, including the determination of the specific terms and conditions thereof; (c) approve one or more forms of Incentive Agreements and any material amendments or modifications thereto; (d) construe and interpret the provisions of the Plan, any Incentive Agreement or other form or agreement related thereto; (e) establish, adopt and construe rules, regulations, and procedures relating to the Plan; (f) accelerate any service-related vesting period or, subject to the provisions of Section 6 hereof, extend the exercise period applicable to any Incentive granted or awarded hereunder; (g) delegate to the appropriate officers and employees of the Company the power and authority to take such administrative or ministerial actions as may be necessary or appropriate hereunder; and (h) make any other determination which it believes necessary or advisable for the proper administration of the Plan.

Decisions, interpretations and actions of the Committee concerning matters related to the Plan shall be final and conclusive on the Company, its Affiliates and Participants and their beneficiaries or heirs. The Committee may make grants or awards or other determinations hereunder selectively on a non-uniform basis among Participants, whether or not such Participants are similarly situated.

5.3 Limitations on Grants and Awards. Notwithstanding any provision of this Plan to the contrary and unless otherwise permitted under applicable law or rules and regulations:

a.	To the extent that a grant or award hereunder is intended to be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act, each acting member of the Committee shall be a “non-employee director” within the meaning of such rule;

b.	To the extent that a grant or award hereunder is intended to constitute “performance-based compensation” within the meaning of Code Section 162(m), the Performance Objectives and Performance Cycle applicable to such Incentive shall be determined by the members of the Committee who are “outside directors” within the meaning of such section; and

c.	To the extent that a grant or award hereunder is made to a named executive officer of the Company, such grant or award shall be made solely by the members of the Committee who are deemed “independent directors” within the meaning of Section 5605(a)(2) of the NASDAQ Stock Market Rules.

6.	OPTIONS:

6.1 Grant of Options. The Committee may grant Options to such Participants as it may designate, from time to time, subject to the following:

a.	The per share Exercise Price of any Option granted hereunder shall be not less than the Fair Market Value of a share of Common Stock on the Grant Date;

b.	The number of shares of Common Stock covered by an Option shall be designated by the Committee on the Grant Date;

c.	The term of each Option shall be determined by the Committee, but shall not be longer than ten years, measured from the Grant Date; and

d.	The exercise of an Option granted hereunder shall be subject to such vesting, Performance Objectives or other conditions as the Committee deems appropriate.

6.2 Incentive Stock Options. Subject to the provisions of Section 3.6 hereof, the Committee may designate an Option granted hereunder as an Incentive Stock Option, which grant, in addition to the provisions of Section 6.1 hereof, shall be subject to the following:

a.	No ISO shall be granted to an individual Participant hereunder if the aggregate Fair Market Value of Common Stock with respect to which such ISO is first exercisable during any calendar year, whether under this Plan or any other plan of the Company and its Affiliates, exceeds $100,000;

b.	No ISO shall be granted to any Participant who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of the Company, as determined in accordance with Code Section 424, unless the exercise price of such option is not less than 110% of Fair Market Value, determined on the Grant Date and the expiration date of such Option is five years measured from the Grant Date; and

c.	An ISO granted hereunder shall be subject to such additional terms and conditions as the Committee deems necessary or advisable, consistent with the provisions of Code Section 422.

An ISO granted hereunder shall automatically be deemed a Non-Qualified Option to the extent that the requirements imposed hereunder or under Code Section 422 are not satisfied, whether with respect to the grant or exercise of such Option or the disposition of Common Stock acquired upon the exercise thereof.

6.3 Manner of Exercise; Issuance of Common Stock. An Option shall be exercised, in whole or in part, by providing notice to the Company, specifying the number of shares of Common Stock to be purchased and accompanied by the full Exercise Price for such shares. The Exercise Price shall be payable in the form of cash, including cash equivalents, by delivery of shares of Common Stock previously acquired by the Participant, regardless of the Participant’s holding period with respect thereto, by the withholding of shares otherwise issuable upon exercise, by combination thereof or in such other manner as may be authorized, from time to time, by the Committee. Common Stock tendered in payment of the Exercise Price or withheld in consideration of such price shall be valued at Fair Market Value as of the date of exercise thereof.

Unless otherwise provided by the Committee in an Incentive Agreement, a Participant may exercise Options and contemporaneously sell the shares of Common Stock acquired thereby pursuant to a brokerage or similar arrangement, provided that the proceeds thereof are applied to the payment of the Exercise Price of the shares.

As soon as practicable after the receipt of written notification or exercise and payment of the option price in full, the Committee shall cause the Company to deliver to the Participant, registered in the Participant’s name, shares of Common Stock in the appropriate amount, whether certificated or issued in book entry form.

6.4 Rights as Stockholder. Prior to the issuance of shares of Common Stock upon the exercise of an Option, a Participant shall have no rights as a stockholder with respect to the shares subject to such Option.

6.5 Effect of Separation From Service. Unless otherwise provided by the Committee in an Incentive Agreement, Options granted hereunder shall be exercisable only while a Participant is an Employee; thereafter, Options shall be exercisable, to the extent vested and exercisable as of the Participant’s Separation Date, until the earlier of the date on which any such Option would otherwise expire or:

a.	The one-year period following the date of the Participant’s death or Disability, but by the Participant’s estate or heirs;

b.	The three-year period following the Participant’s Retirement; or

c.	The 30-day period following a Participant’s Separation From Service for any other reason, except Cause.

If a Participant’s Separation From Employment is on account of Cause, then notwithstanding any provision of this Plan or any form or agreement to the contrary, Options granted hereunder, whether or not then vested, shall be deemed canceled and forfeited as of such Participant’s Separation Date, without the requirement of notice or the payment of compensation.

7.	RESTRICTED STOCK:

7.1 General Provisions. The Committee may award shares of Restricted Stock to such Participants as it may designate, from time to time, subject to the following terms and conditions:

a.	The number of shares of Restricted Stock issued to any such Participant hereunder shall be determined by the Committee at the time of award;

b.	The Committee shall determine the consideration to be paid for such stock, if any;

c.	Shares of Restricted Stock awarded hereunder shall be subject to such terms, conditions and restrictions as the Committee, in its discretion, may determine, including, without limitation, the performance of services (collectively, “Vesting Restrictions”);

d.	The Committee shall designate the period during which Vesting Restrictions shall be and remain in force and effect, but in no event shall such period be less than 12 months (the “Forfeiture Period”); and

e.	Unless otherwise provided by the Committee in an Incentive Agreement, during the Forfeiture Period, shares of Restricted Stock awarded hereunder shall not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered, whether voluntarily or involuntarily.

An award of Restricted Stock hereunder may be evidenced in book entry form or certificated, in the discretion of the Committee; provided that pending the lapse of the Forfeiture Period, any such shares shall bear such legends as the Committee, in its sole discretion, shall deem necessary or appropriate. The Committee, in its discretion, may additionally require that shares of Restricted Stock registered in the name of the Participant be deposited, together with a stock power endorsed in blank, with the Company pending the lapse of such period.

7.2 Lapse of Restrictions. The Committee shall notify an affected Participant at the end of each Forfeiture Period as to the number of shares of Common Stock with respect to which Vesting Restrictions have lapsed. Unless otherwise provided by the Committee in an Incentive Agreement, a certificate representing the number of shares of Common Stock with respect to which such lapse has occurred shall then be delivered to each affected Participant free of restriction, or the Committee may cause such shares to be delivered in book entry form.

7.3 Shareholder Rights. Subject to any restrictions or limitations imposed by the Committee in an Incentive Agreement or as otherwise provided by the Committee in any such agreement, each Participant receiving an award of Restricted Stock hereunder shall have the full voting rights of a stockholder with respect to such shares during any Forfeiture Period and dividends paid in cash or property with respect to the underlying shares of Common Stock subject to such award shall be paid to the Participant currently.

7.4 Effect of Separation From Service. Unless otherwise provided by the Committee in an Incentive Agreement, if a Participant Separates From Service before the end of any Forfeiture Period:

a.	If such separation is on account of Retirement, death, Disability or involuntary termination, other than on account of Cause, Vesting Restrictions imposed hereunder shall be deemed lapsed as to the number of shares of Restricted Stock determined by multiplying the number of shares subject to award by a fraction, the numerator of which is the number of days in such period prior to the Participant’s Separation Date, and the denominator of which is the total number of days in such period.

b.	If such separation is for any reason not otherwise specified in subparagraph (a) hereto, shares of Restricted Stock shall be deemed cancelled and forfeited as of such Participant’s Separation Date.

8.	PERFORMANCE OBJECTIVES:

8.1 Performance Objectives. Performance Objectives established by the Committee may relate to one or more of the following:

a.	The Company’s earnings per share, whether or not calculated on a fully diluted basis;

b.	The Company’s earnings before interest, taxes or other adjustments, including adjustments for extraordinary or non-recurring items;

c.	The Company’s return on equity, return on investment, return on invested capital or return on assets;

d.	Appreciation in the price of Common Stock, whether with or without consideration of reinvested dividends;

e.	As to the Company or the Bank, net profit margin or increase in income, whether net income, net interest income or otherwise;

f.	As to the Company, an Affiliate, or any region, unit, division or profit center of the Company or an Affiliate, growth in income or revenue, whether net or gross, or growth in market share;

g.	As to the Bank or any region, unit, division or profit center thereof, credit quality, net charge-offs, the ratio of nonperforming assets to total assets or loan loss allowances as a percentage of nonperforming assets, or growth in loans or deposits or change in capital ratios; and

h.	Mergers, acquisitions, sales of assets of Affiliates or business units or the development of business units or lines of business or the implementation of other items included in the Company’s or the Bank’s strategic plan.

Such objectives may relate to the absolute performance of the Company or its Affiliates or the performance of the Company or any Affiliate may be compared to a designated peer group or index. Such objectives may further be expressed with respect to a single Participant or to a group of Participants or Employees.

8.2 Determination of Performance Objectives and Performance Cycle. The Committee, in its discretion, may impose Performance Objectives as a condition of the grant or award of any Incentive hereunder, such objectives to be achieved during the Performance Cycle determined by the Committee. The Committee shall establish such Performance Objectives and designate such Performance Cycle as of the Grant Date or other time of award and shall include a description of such objectives in each affected Incentive Agreement.

8.3 Adjustment of Objectives. Performance Objectives may be changed, adjusted or waived during the Performance Cycle, in the discretion of the Committee; provided that if such objectives are intended to constitute performance-based compensation within the meaning of Code Section 162(m), the Committee shall have no discretion (a) to increase the number of shares due upon the attainment of Performance Objectives, or (b) to waive all or any portion of any applicable Performance Objectives imposed as a condition of the receipt of any Incentive hereunder.

8.4 Separation From Service. Unless otherwise provided by the Committee in an Incentive Agreement and not withstanding any provision of this Plan to the contrary, if a Participant Separates From Service before the end of any Performance Cycle:

a.	If such separation is on account of Retirement, death, Disability or involuntary termination, other than on account of Cause, Performance Objectives shall be deemed satisfied as to the number of Incentives determined by multiplying the number of shares covered by such Incentive with respect to which such objectives are satisfied at the end of the Performance Cycle by a fraction (i) the numerator of which is the number of days in such cycle prior to the Participant’s Separation Date, and (ii) the denominator of which is the total number of days in such cycle.

b.	If such separation is for any reason not otherwise specified in subparagraph (a) hereto, Incentive then subject to Performance Objectives shall be deemed cancelled and forfeited as of such Participant’s Separation Date.

If an Incentive is subject to the attainment of Performance Objectives and Vesting Restrictions, the provisions of this Section 8.4 shall be applied in the event of a Participant’s Separation From Service.

9.	GENERAL PROVISIONS:

9.1 Amendment. The Board of Directors may amend, modify or suspend this Plan at any time. Any such action may be taken without the approval of the Company’s shareholders, but only to the extent that shareholder approval is not (a) required under applicable law or by any listing agency, or (b) under Code Section 162(m) or Code Section 422. No such amendment, modification or suspension of the Plan shall materially impair the terms and conditions of any Incentive granted or awarded hereunder without the consent of each affected Participant.

The Committee or the Board, as the case may be, shall possess the authority to amend the terms of any Incentive Agreement hereunder; provided that no such amendment shall materially impair any Incentive without the consent of each affected Participant.

Notwithstanding any provision of this Plan to the contrary, neither the Company, the Committee nor the Board of Directors shall, without the approval of the Company’s shareholders:

a.	Amend any outstanding Option to reduce the Exercise Price thereof; or

b.	Cancel and exchange an outstanding Option for cash, other Incentives or for other Options with a lesser Exercise Price;

provided that the foregoing limitations shall not apply in connection with any corporate transaction involving the Company, including, without limitation, any transaction contemplated under Section 3.5 hereof.

9.2 Transferability of Incentives. No Incentive granted hereunder shall be transferred, pledged, assigned, hypothecated, alienated or otherwise encumbered or sold by the holder thereof, whether by operation of law or otherwise, and whether voluntarily or involuntarily (except in the event of the holder’s death by will or the laws of descent and distribution) and neither the Committee nor the Company shall be required to recognize any attempted assignment of such rights by any Participant. During a Participant’s lifetime, an Incentive may be exercised only by such Participant or by his or her guardian or legal representative.

9.3 Withholding. As a condition of the vesting, delivery or other settlement of an Incentive hereunder, the Company shall withhold and remit such Federal, state or local taxes or contributions as may be required by law to be withheld and remitted. Unless otherwise provided in an Incentive Agreement, a Participant may direct the Company to withhold from the delivery of Common Stock hereunder shares with a Fair Market Value equal to the amount of such withholding, determined as the aggregate of the rate applicable to supplemental wage payments, the applicable employment tax contribution rate, and the maximum applicable state income tax withholding rate.

9.4 Change in Control. Unless otherwise provided by the Committee in an Incentive Agreement, upon the consummation of a Change in Control:

a.	Options then outstanding shall be deemed fully vested and be and remain exercisable until their expiration; and

b.	Any Vesting Restrictions then applicable to Restricted Stock shall be deemed lapsed and Performance Objectives shall be deemed satisfied at the target level.

9.5 Fractional Shares. No fractional shares shall be issued or delivered pursuant to the Plan or any Incentive hereunder. The Committee shall determine whether cash, securities or other property shall be paid or transferred in lieu of a fractional share or whether such fractional share or any rights thereto shall be canceled, terminated or otherwise eliminated.

9.6 Certificates. All certificates for shares of Common Stock issued hereunder shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or any stock exchange upon which such shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

9.7 Legal Requirements. The obligation of the Company or any of its Affiliates to deliver Common Stock to any Participant hereunder, or to deliver such stock free of restriction, shall be subject to all applicable laws, regulations, rules and approvals deemed necessary or appropriate by the Committee or the Company. Certificates for shares of Common Stock issued hereunder may be legended, as the Committee or the Company shall deem appropriate.

9.8 Governing Law. The Plan and any Incentive granted under the Plan shall be governed by the internal laws of the State of Mississippi without regard to the conflicts of laws provisions thereof.

9.9 Other Benefits. Incentives granted to a Participant hereunder shall not impair or otherwise reduce such Participant’s compensation, life insurance or other benefits provided by the Company or its Affiliates; provided, however, that the value of Incentives shall not be treated as compensation for purposes of computing the value or amount of any such benefit.

9.10 Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

9.11 Construction.

a.	The Committee, in its discretion, shall determine whether any Incentive granted or awarded to a Participant who is a “covered Employee” within the meaning of Code Section 162(m) shall be “performance-based compensation” within the meaning of such section; if and to the extent any Incentive is intended to constitute performance-based compensation, the terms of this Plan and any related Incentive Agreement shall be interpreted and construed in accordance with Code Section 162(m).

b.

To the extent any Incentive granted hereunder is deemed deferred compensation within the meaning of Code Section 409A, this Plan and any affected Incentive Agreement shall be interpreted and construed in accordance with such section; if the Committee reasonably determines that any Participant hereunder may be subject to the tax imposed under Code Section 409A, notwithstanding any provision of this plan to the contrary, the Committee, in its discretion, may amend or rescind the terms of any Incentive hereunder to the extent necessary or advisable to avoid the imposition of such tax.

c.	To the extent the provisions of Section 9.4 hereof subject any Participant hereunder to the tax imposed under of Code Section 4999, then, unless otherwise provided in an employment, severance or similar agreement between such Participant and the Company or the Bank, the Committee may reduce the number of Options or shares of Restricted Stock subject to vesting or with respect to which Performance Objectives are deemed lapsed or satisfied to the extent necessary to avoid the imposition of such tax.

9.12 Recovery. If the Company is required to restate its financial statements or other financial results, then any Incentive, whether or not vested or otherwise then subject to Performance Objectives, Vesting Restrictions or other forfeiture conditions, the amount of which is or was based, in whole or in part, upon such statements or results, shall be subject to reduction, forfeiture or recovery in favor of the Company. The Committee shall take such action as it deems necessary or advisable to effect such reduction, forfeiture or recovery; provided that (a) the Committee may limit such action to the Company’s executive and accounting officers, and (b) the amount of any such reduction, forfeiture or recovery may be limited to the portion of the Incentive in excess of the amount that would have vested or otherwise become nonforfeitable if based upon such restated results.

9.13 Unfunded Plan. Incentives hereunder shall be payable in shares of Common Stock; no special or separate reserve shall be made for any such payment. To the extent any Participant or any other person acquires a right to the settlement of any Incentive hereunder, the status of such Participant shall be that of a general, unsecured creditor of the Company.

9.14 No Continued Employment. No Participant or other person shall have any right to continue in the employ of the Company or an Affiliate for any period of time or any right to continue his or her present or any other rate of compensation on account of the grant or award of an Incentive or the issuance of Common Stock or other form of payment hereunder.

THIS PLAN was approved by the Board Directors of Renasant Corporation on March 1, 2011 to be effective as provided herein.

RENASANT CORPORATION

RENASANT CORPORATION

AMENDMENT TO 2011 LONG-TERM INCENTIVE COMPENSATION PLAN

(Director Participation)

Whereas, Renasant Corporation, a corporation organized and existing under the laws of the State of Mississippi with its principal place of business in Tupelo, Mississippi (the “Company”), sponsors and maintains the Renasant Corporation 2011 Long-Term Incentive Compensation Plan, which plan provides for the grant or award of incentives related to shares of the Company’s common stock, $5.00 par value per share (the “Plan”);

Whereas, the Board of Directors of the Company has determined that non-employee members of the board should afforded the opportunity to participate therein, subject to certain limitations;

Whereas, pursuant to Section 9.1 of the Plan, the Board of Directors now possesses the authority to amend the Plan, subject to shareholder approval as provided therein;

Now, Therefore, the following Section 10 shall be added to the Plan to read in its entirety as follows:

SECTION 10

PARTICIPATION BY NON-EMPLOYEE DIRECTORS

10.1 Construction and Effective Date. This Section 10 is intended to form a part of the 2011 Long-Term Incentive Compensation Plan (the “Plan”) and to be effective upon its approval by a majority of the shareholders of the Company as contemplated in Section 9.1 thereof. To the extent the terms of this Section 10 are inconsistent with the terms of the Plan, the terms of this Section 10 shall govern. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Plan.

10.2 Definition. The term “Eligible Director” means a non-employee director of the Company.

10.3 Award of Restricted Stock. Unless otherwise provided by the Board, each Eligible Director shall receive an annual award of Restricted Stock, subject to the terms and conditions set forth below:

a.	The number of shares of Common Stock awarded hereunder shall equal the quotient of (i) $10,000, divided by (ii) the per share Fair Market Value of Common Stock as of the Award Date (as defined below).

b.	Awards hereunder shall be made annually, as soon as practicable after the annual meeting of the Company’s shareholders (the “Award Date”).

c.	Restricted Stock awarded hereunder shall not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of, whether voluntarily or involuntarily, during the one-year period following the Award Date (the “Restrictions”) (the “Restriction Period”).

d.	At the end of each Restriction Period, Common Stock awarded hereunder shall be delivered to each Eligible Director free of Restrictions, provided that he or she is then a member of the Board. If an Eligible Director has ceased to serve as of the end of any Restriction Period, Common Stock awarded hereunder shall be forfeited by such Director and cancelled by the Company.

e.	Notwithstanding the provisions of subsection d hereof, if an Eligible Director dies, becomes Disabled or Retires from the Board during a Restriction Period, at the end of such period Common Stock awarded hereunder shall be delivered to such Eligible Director, but the number of shares prorated to reflect the number of days served during such period.

f.	Common Stock awarded hereunder, in the discretion of the Company, may be issued in book entry form or may be certificated subject to legend or may be certificated and held by the Company pending the lapse of the Restriction Period.

g.	The provisions of Section 7.3 of the Plan shall apply during any Restriction Period hereunder.

10.5 Other Grants and Awards. Nothing contained herein shall be construed to limit the grants and awards that may be made to Eligible Directors hereunder; provided that the terms of any such grant or award shall be fixed and approved by the Board.

This Amendment was adopted by the Board of Directors of Renasant Corporation on January 17, 2012, to be effective as provided herein.

RENASANT CORPORATION